Exhibit 4.2
DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK
Our authorized capital stock consists of:
•90,000,000 shares of common stock, par value $0.01 per share; and
•10,000,000 shares of preferred stock, par value $0.01 per share.
In this section we describe certain features and rights of our capital stock. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our articles of incorporation and bylaws and to applicable Washington law.
Common Stock
We may issue, either separately or together with other securities, shares of common stock. Upon our receipt of the full specified purchase price, the common stock issued will be fully paid and nonassessable. A prospectus supplement relating to an offering of common stock, or other securities convertible or exchangeable for, or exercisable into, common stock, will describe the relevant offering terms, including the number of shares offered, the initial offering price, and market price and dividend information, as well as, if applicable, information on other related securities.
Except as described below under “—Anti-takeover Effects – Restrictions on Voting Rights,” each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the common shareholders. There are no cumulative voting rights. Subject to preferences to which holders of any shares of preferred stock may be entitled, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment or provision for payment of our debts and other liabilities, and the satisfaction of the liquidation preferences of the holders of the shares of any series of our preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions that apply to the common stock. All shares of common stock currently outstanding are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.
Preferred Stock
The following summary contains a description of the general terms of the preferred stock that we may issue. The specific terms of any series of preferred stock offered by us for sale will be described in the prospectus supplement relating to that series of preferred stock. The terms of any series of preferred stock may differ from the terms described below. Certain provisions of the preferred stock described below and in any prospectus supplement are not complete. You should refer to the articles supplementary to our articles of incorporation with respect to the establishment of a series of preferred stock, which will be filed with the SEC in connection with the offering of such series of preferred stock.
General. Our articles of incorporation permits our board of directors to authorize the issuance of up to 10,000,000 shares of preferred stock, par value $0.01, in one or more series, without shareholder action. The board of directors can fix the designation, powers, preferences and rights of each series. Therefore, without shareholder approval (except as may be required by the rules of the NASDAQ Stock Market or any other exchange or market on which our securities may then be listed or quoted), our board of directors can authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power or other rights or adversely affect the market value of the common stock and may assist management in impeding any unfriendly takeover or attempted change in control. See “—Anti-Takeover Effects – Authorized Shares.”
The preferred stock has the terms described below unless otherwise provided in the prospectus supplement relating to a particular series of the preferred stock. You should read the prospectus supplement relating to the particular series of the preferred stock being offered for specific terms, including:
·    the designation of the series of preferred stock and the number of shares offered;
·    the amount of liquidation preference per share, if any;
·    the price at which the preferred stock will be issued;
·    the dividend rate, or method of calculation, the dates on which dividends will be payable, whether dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will commence to cumulate;
·    any listing of the preferred stock being offered on any securities exchange or other securities market;
·    any voting rights;
·    any redemption or sinking fund provisions;
·    any conversion provisions;
·    whether interests in the preferred stock being offered will be represented by depositary shares; and
·    any other specific terms of the preferred stock being offered.
Upon our receipt of the full specified purchase price, the preferred stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the prospectus supplement, each series of preferred stock will rank equally as to dividends and liquidation rights in all respects with each other series of preferred stock. The rights of holders of shares of each series of preferred stock will be subordinate to those of our general creditors.
Rank. Any series of the preferred stock will, with respect to the priority of the payment of dividends and the priority of payments upon liquidation, winding up and dissolution, rank:
•senior to all classes of common stock and all equity securities issued by us, the terms of which specifically provide that they will rank junior to the preferred stock (referred to as the “junior securities”);
•equally with all equity securities issued by us, the terms of which specifically provide that they will rank equally with the preferred stock (referred to as the “parity securities”); and
•junior to all equity securities issued by us, the terms of which specifically provide that they will rank senior to the preferred stock.
Dividends. Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, cash dividends at such rates and on such dates described, if any, in the applicable prospectus supplement. Different series of preferred stock may be entitled to dividends at different rates or based on different methods of calculation. The dividend rate may be fixed or variable or both. Dividends will be payable to the holders of record as they appear on our stock books on record dates fixed by our board of directors, as specified in the applicable prospectus supplement.

Dividends on any series of the preferred stock may be cumulative or noncumulative, as described in the applicable prospectus supplement. If our board of directors does not declare a dividend payable on a dividend payment date on any series of noncumulative preferred stock, then the holders of that noncumulative preferred stock will have no right to receive a dividend for that dividend payment date, and we will have no obligation to pay the dividend accrued for that period, whether or not dividends on that series are declared payable on any future dividend payment dates. Dividends on any series of cumulative preferred stock will accrue from the date we initially issue shares of such series or such other date specified in the applicable prospectus supplement.
No full dividends may be declared or paid or funds set apart for the payment of any dividends on any parity securities unless dividends have been paid or set apart for payment on the preferred stock. If full dividends are not paid, the preferred stock will share dividends pro rata with the parity securities. No dividends may be declared or paid or funds set apart for the payment of dividends on any junior securities unless full cumulative dividends for all dividend periods terminating on or prior to the date of the declaration or payment will have been paid or declared and a sum sufficient for the payment set apart for payment on the preferred stock.
Rights Upon Liquidation. If we dissolve, liquidate or wind up our affairs, either voluntarily or involuntarily, the holders of each series of preferred stock will be entitled to receive, before any payment or distribution of assets is made to holders of junior securities, liquidating distributions in the amount described in the applicable prospectus supplement relating to that series of the preferred stock, plus an amount equal to accrued and unpaid dividends and, if the series of the preferred stock is cumulative, for all dividend periods prior to that point in time. If the amounts payable with respect to the preferred stock of any series and any other parity securities are not paid in full, the holders of the preferred stock of that series and of the parity securities will share proportionately in the distribution of our assets in proportion to the full liquidation preferences to which they are entitled. After the holders of preferred stock and the parity securities are paid in full, they will have no right or claim to any of our remaining assets.
Because we are a holding company, our rights and the rights of our creditors and of our shareholders, including the holders of any shares of preferred stock then outstanding, to participate in the assets of any subsidiary upon the subsidiary’s liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary.
Redemption. We may provide that a series of the preferred stock may be redeemable, in whole or in part, at our option or at the option of the holder of the stock. In addition, a series of preferred stock may be subject to mandatory redemption pursuant to a sinking fund or otherwise. The redemption provisions that may apply to a series of preferred stock, including the redemption dates and the redemption prices for that series, will be described in the prospectus supplement.
In the event of partial redemptions of preferred stock, whether by mandatory or optional redemption, our board of directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method determined by our board of directors to be equitable.
On or after a redemption date, unless we default in the payment of the redemption price, dividends will cease to accrue on shares of preferred stock called for redemption. In addition, all rights of holders of the shares will terminate except for the right to receive the redemption price.
Unless otherwise specified in the applicable prospectus supplement for any series of preferred stock, if any dividends on any other series of preferred stock ranking equally as to payment of dividends and liquidation rights with such series of preferred stock are in arrears, no shares of any such series of preferred stock may be redeemed, whether by mandatory or optional redemption, unless all shares of preferred stock are redeemed, and we will not purchase any shares of such series of preferred stock. This requirement, however, will not prevent us from acquiring such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

Voting Rights. Unless otherwise described in the applicable prospectus supplement, holders of the preferred stock will have no voting rights except as otherwise required by law or in our articles of incorporation.
Under regulations and interpretations adopted by the Federal Reserve Board and its staff, if the holders of any series of preferred stock are or become entitled to vote for the election of directors, that series may then be considered a class of voting securities. A holder of 25% or more of a series, or a lesser percentage if it otherwise exercises a “controlling influence” over us, may then be subject to regulation as a savings and loan holding company under the Home Owners’ Loan Act or a bank holding company under the Bank Holding Company Act of 1956, as amended, depending on the nature of the acquiror. In addition, at the time that the series is deemed a class of voting securities, any bank holding company or any savings and loan holding company may be required to obtain the prior approval of the Federal Reserve Board in order to acquire 5% or more of that series, and any person other than a savings and loan or a bank holding company acting either individually or acting through or in concert with others may be required to obtain the prior approval of the Federal Reserve Board to acquire 10% or more of that series.
Exchangeability. We may provide that the holders of shares of preferred stock of any series may be required at any time or at maturity to exchange those shares for our debt securities. The applicable prospectus supplement will specify the terms of any such exchange.
Anti-takeover Effects
The provisions of our articles of incorporation, our bylaws, and Washington law summarized in the following paragraphs may have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.
Authorized Shares. Our articles of incorporation authorize the issuance of 90,000,000 shares of common stock and 10,000,000 shares of preferred stock. These shares of common stock and preferred stock provide our board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of us. The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board of directors has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of us, and thereby assist members of management to retain their positions.
Restrictions on Voting Rights. Our articles of incorporation provide that no record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of common stock will be entitled or permitted to any vote in respect of the shares held in excess of the 10% limit, unless a majority of the board of directors grants such entitlement or permission in advance. Beneficial ownership is determined pursuant to the federal securities laws and includes shares beneficially owned by such person or any of his or her affiliates (as defined in the articles of incorporation), shares which such person or his or her affiliates have the right to acquire upon the exercise of conversion rights or options and shares as to which such person and his or her affiliates have or share investment or voting power, but does not include shares that are subject to a revocable proxy and that are not otherwise beneficially, or deemed by us to be beneficially, owned by such person and his or her affiliates. Under our articles of incorporation, the restriction on voting shares beneficially owned in violation of the foregoing limitations is imposed automatically, and the articles of incorporation provide that our board of directors has the power to construe the forgoing restrictions and to make all determinations necessary or desirable to implement these restrictions. These restrictions would, among other things, restrict voting power of a beneficial owner of more than 10% of our outstanding shares of common stock in a proxy contest or on other matters on which such person is entitled to vote.

Board of Directors. Except with respect to any directors who may be elected by any series of preferred stock, our board of directors is divided into three classes, each of which contains approximately one-third of the members of the board. The members of each class are elected for a term of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors is elected each year. The classification of directors, together with the provisions in our articles of incorporation described below that limit the ability of shareholders to remove directors and that permit only the remaining directors to fill any vacancies on the board of directors, have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders will be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.
Our articles of incorporation provides that the size of the board shall be not less than five or more than 15 as set in accordance with the bylaws. In accordance with the bylaws, the number of directors is currently set at eight. The articles of incorporation provide that any vacancy occurring in the board of directors, shall be filled, by a vote of a majority of the directors then in office, whether or not there remains a quorum of the Board of Directors, for the unexpired term of such director’s predecessor in office. The articles of incorporation further provides that any vacancy created by an increase in the number of directors may be filled by a vote of a majority of the directors then in office for a term expiring at the next annual meeting of shareholders. The classified board is intended to provide for continuity of the board of directors and to make it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the board of directors without the consent of incumbent members of the board. The articles of incorporation further provide that a director may be removed from the board of directors prior to the expiration of the director’s term only for “cause” as defined in the articles of incorporation and only upon the vote of the holders of 80% of the total votes eligible to be cast at a legal meeting called expressly for such purpose.
Cumulative Voting, Special Meetings and Action by Written Consent. Our articles of incorporation do not provide for cumulative voting for any purpose. Moreover, the articles of incorporation provide that special meetings of shareholders may be called only by our chief executive officer or a majority of the board of directors. Shareholders are not permitted to call special meetings. This provision prevents shareholders from forcing consideration of a proposal between annual meetings over the opposition of the chief executive officer and the board by calling a special meeting of the shareholders. In addition, our bylaws require that any action taken by written consent must receive the consent of all of the shareholders entitled to vote on the action taken.
Shareholder Vote Required to Approve Business Combinations with Principal Shareholders. The articles of incorporation require the approval of the holders of at least 80% of our outstanding shares of voting stock and by a majority of the outstanding voting shares held by persons other than shares beneficially owned by a “Related Person” (as defined therein) to approve certain ”Business Combinations” (as defined therein) involving the Related Person except in cases where the proposed transaction has been approved in advance by at least two-thirds of the number of the continuing directors (as defined in the articles of incorporation) on First Financial Northwest’s board of directors. “Continuing directors” generally includes all members of the board of directors who are not affiliated with any individual, partnership, trust or other person or entity (or the affiliates and associates of such person or entity) which is a beneficial owner of 10% or more of the voting shares of First Financial Northwest. The term “Related Person” is defined to include any individual, corporation, partnership or other entity together with its affiliates (other than tax-qualified benefit plans of First Financial Northwest) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of common stock of First Financial Northwest or an affiliate of such person or entity. Beneficial ownership and affiliate status is determined pursuant to the federal securities laws.
This provision of the articles of incorporation applies to any “Business Combination,” which is defined to include: (i) any merger or consolidation of First Financial Northwest with or into any Related Person; (ii) any sale, lease, exchange, transfer, or other disposition, including, a mortgage, or any other security device, of 25% or more of the assets of First Financial Northwest or of a subsidiary to a Related Person; (iii) any merger or consolidation of a Related Person with or into First Financial Northwest or a subsidiary of First Financial Northwest; (iv) any sale, lease, exchange, transfer, or other disposition of assets of a Related Person to First Financial Northwest or a subsidiary of First Financial Northwest exceeding 25% of the total assets of First Financial Northwest; (v) the issuance of any securities of First Financial Northwest or a subsidiary of First Financial Northwest to a Related Person; (vi) the acquisition by First Financial Northwest or a subsidiary of First Financial Northwest of any securities of a Related Person; (vii) any reclassification of common stock of First Financial Northwest or any recapitalization involving the common stock of First Financial Northwest; (viii) the adoption of any plan for the liquidation or dissolution of First Financial Northwest; or (ix) any agreement, contract or other arrangement providing for any of the foregoing. This provision could tend to make the acquisition of First Financial Northwest more difficult to accomplish without the cooperation or favorable recommendation of First Financial Northwest’s board of directors.
Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with an “Acquiring Person” who acquires 10% or more of the voting securities of a target corporation for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the date of the acquisition or, at or subsequent to the date of the acquisition, the transaction is approved by a majority of the members of the target corporation’s board of directors and authorized at a shareholders’ meeting by the vote of at least two-thirds of the outstanding voting shares of the target corporation, excluding shares owned or controlled by the Acquiring Person. The prohibited transactions include, among others, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, termination of 5% or more of the employees of the target corporation as a result of the Acquiring Person's acquisition of 10% or more of the shares, or allowing the Acquiring Person to receive any disproportionate benefit as a shareholder. After the five-year period during which significant business transactions are prohibited, certain significant business transactions may occur if certain “fair price” criteria or shareholder approval requirements are met. Target corporations include all publicly-traded corporations incorporated under Washington law, as well as publicly traded foreign corporations that meet certain requirements.
Evaluation of Offers. The articles of incorporation provide that First Financial Northwest’s board of directors, when evaluating a Business Combination or a tender or exchange offer, shall, in connection with the exercise of its business judgment in determining what is in the best interests of First Financial Northwest and its shareholders, give due consideration to all relevant factors, including, but not limited to the (i) the social and economic effects of the transaction on First Financial Northwest and its subsidiaries, employees, depositors, loan and other customers, creditors and other elements of the communities in which First Financial Northwest and its subsidiaries operate or are located; (ii) the business and financial condition and earnings prospects of the acquiring person or entity, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the acquisition and other likely financial obligations of the acquiring person or entity and the possible effect of such conditions upon First Financial Northwest and its subsidiaries and the other elements of the communities in which First Financial Northwest and its subsidiaries operate or are located; and (iii) the competence, experience, and integrity of the acquiring person or entity and its or their management.
Amendment of Articles of Incorporation and Bylaws. Generally, amendments to our articles of incorporation must be approved by our board of directors by a majority vote of the board and by our shareholders by a majority of the voting group comprising all the votes entitled to be cast on the proposed amendment, and a majority of each other voting group entitled to vote separately on the proposed amendment; provided, however, that the affirmative vote of the holders of at least 80% of votes entitled to be cast by each separate voting group entitled to vote thereon (after giving effect to the provision limiting voting rights, if applicable) is required to amend or repeal certain provisions of the articles of incorporation, including the provisions concerning the duration of the corporation, the purpose and powers of the corporation, authorized capital stock, denial of preemptive rights, the number, classification, filling vacancies and the removal of directors, shareholder nominations and proposals, approval of certain business combinations, the evaluation of certain business combinations, limitation of directors’ liability, indemnification of officers and directors, calling of special meetings of shareholders, the authority to repurchase shares and the manner of amending the bylaws and articles of incorporation.  This provision is intended to prevent the holders of a lesser percentage of the outstanding stock of First Financial Northwest from circumventing any of the foregoing provisions by amending the articles of incorporation to delete or modify one of such provisions. Our bylaws may be amended by a majority vote of our board of directors, or by a vote of 80% of the total votes entitled to vote generally in the election of directors at a duly constituted meeting of shareholders.
Shareholder Nominations and Proposals. Our articles of incorporation generally require a shareholder who intends to nominate a candidate for election to the board of directors, or to raise new business at a shareholder meeting to give not less than 30 nor more than 60 days' written advance notice to the Secretary of First Financial Northwest. The notice provision requires a shareholder who desires to raise new business to provide certain information to us concerning the nature of the new business, the shareholder and the shareholder's interest in the business matter. Similarly, a shareholder wishing to nominate any person for election as a director must provide us with certain information concerning the nominee and the proposing shareholder. Advance notice of nominations or proposed business by shareholders gives our board of directors time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by the board, to inform shareholders and whether to make recommendations about those matters.
The cumulative effect of the restrictions on a potential acquisition of us that are contained in our articles of incorporation and bylaws, and federal and Washington law, may be to discourage potential takeover attempts and perpetuate incumbent management, even though certain shareholders may deem a potential acquisition to be in their best interests, or deem existing management not to be acting in their best interests.
 Federal Law. The Bank Holding Company Act of 1956, as amended, requires any “bank holding company,” as defined in the Bank Holding Company Act of 1956, as amended, to obtain the approval of the Federal Reserve Board before acquiring 5% or more of any class of our voting securities. Any entity that is a holder of 25% or more of any class of our voting securities, or a holder of a lesser percentage if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the Bank Holding Company Act of 1956, as amended. Under the Change in Bank Control Act of 1978, as amended, any person (or persons acting in concert), other than a bank holding company, is required to notify the Federal Reserve Board before acquiring 10% or more of any class of our voting securities.